UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2010

Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

.

B r a d e s c o	Publicly-Held Company
CNPJ # 60.746.948/0001-12

Notice to Shareholders

Banco Bradesco S.A. hereby informs the market and its shareholders that, at an auction at BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (São Paulo Securities, Commodities and Futures Exchange) on February 2, 2010, it concluded the sale of all shares resulting from fractions of stock arising from the 10% bonus operation (one new share, of the same type, for each 10 shares held), as approved at the Special Shareholders’ Meeting held on December 18, 2009.

At the opportunity, a total of 293 common shares and 2,132 preferred shares were sold, all of which non-par registered book-entry shares were sold.

The amounts payable to the fractions holders are R$26.200819112 per common shares and R$32.337926829 per preferred share, totaling the amount of R$76,621.30.

The respective amounts will be available to the entitled shareholders as of February 8, 2010, to whom the Company will:

  credit the amounts to those registered in its records as holders of checking account in a Financial Institution; and

  pay BM&FBOVESPA, who will onlend the amounts to those registered in their records, through its Custodian Agents.

Those who do not hold a checking account in a Financial Institution but whose data is updated at Bradesco’s records, will be notified and should go to a Bradesco Branch of their choice, with their ID cards, to receive the amounts they are entitled to.

For those not identified or not located, the amounts will be available at the Company and, upon request, will be paid.

Cidade de Deus, Osasco, SP, February 5, 2010

Banco Bradesco S.A.

Domingos Figueiredo de Abreu
Executive Vice-President and
Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 08, 2010

BANCO BRADESCO S.A.

By:	/S/ Domingos Figueiredo de Abreu
Domingos Figueiredo de Abreu Executive Vice-President and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.